Exhibit 99.1

Brookfield Infrastructure Partners Completes Annual Filings

HAMILTON, BERMUDA--(Marketwire - May 01, 2009) - Brookfield Infrastructure Partners L.P. (NYSE: BIP) (the "Partnership", and along with its related entities, "Brookfield Infrastructure") announced today that it has filed its 2008 annual report on Form 20-F, including its audited financial statements for the year ended December 31, 2008, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldinfrastructure.com and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Infrastructure Partners L.P. was established by Brookfield Asset Management as its primary vehicle to own and operate certain infrastructure assets on a global basis. Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier electricity transmission systems, timberlands and social infrastructure in North and South America, the United Kingdom and Australia, and it seeks acquisition opportunities in other infrastructure sectors with similar attributes. The Partnership's units trade on the New York Stock Exchange under the symbol BIP. For more information, please visit the Partnership's website at www.brookfieldinfrastructure.com.

For more information, please contact:
Tracey Wise
Vice-President, Investor Relations & Communications
Brookfield Asset Management Inc.
Tel: 416-956-5154
Email: twise@brookfield.com